

July 24, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

> **Re:** **AmericaTowne, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014, as Amended**
> **Filed April 17, 2015 and July 17, 2015, as Amended**
> **Response Dated July 6, 2015**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your amended filings filed July 17, 2015 and your July 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015, June 23, 2015, and July 6, 2015 letters.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 60

1.   As previously requested in comment 14 in our June 5, 2015 letter, please provide a statement pursuant to the instructions to Item 308 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please request your auditor to provide an explanatory paragraph referencing the restatement disclosures on page F-8.

Note 2. Summary of Significant Policies
Basis of Presentation, page F-8

3.   Refer to the second paragraph. Please revise the last sentence to refer to ASC 605-45-45 instead of ASC 250-10-50-7.

4.   Refer to the third paragraph. Please delete this reference to the comment letters.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Larry Spirgel
                        Assistant Director